Copa Holdings' Consolidated Traffic for September Grows 26.4%

PANAMA CITY, Oct. 10, 2011 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for September 2011:

Copa Holdings (Total System)	September	September	Change
	2011	2010	(%)
ASM (mm) (1)	1,130.2	926.1	22.0%
RPM (mm) (2)	825.0	652.4	26.4%
Load Factor (3)	73.0%	70.5%	2.5p.p.
International Service
ASM (mm) (1)	1,066.5	830.2	28.5%
RPM (mm) (2)	777.1	582.8	33.3%
Load Factor (3)	72.9%	70.2%	2.7p.p.
Domestic Service
ASM (mm) (1)	63.6	95.9	-33.6%
RPM (mm) (2)	47.9	69.6	-31.2%
Load Factor (3)	75.3%	72.6%	2.6p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of September 2011, Copa Holdings' system-wide passenger traffic (RPM) increased 26.4%, while capacity increased 22.0%. System load factor for September 2011 was 73.0%, a 2.5 percentage point increase when compared to September 2010.

International passenger traffic grew 33.3%, while capacity increased 28.5%. This resulted in a load factor of 72.9%, a 2.7 percentage point increase when compared to September 2010. For the month, International capacity represented 94.4% of total capacity.

Domestic traffic, represented wholly by Colombian domestic service, decreased 31.2%, while capacity decreased 33.6%. As a result, domestic load factor for the month increased 2.6 percentage points to 75.3%. For the month, domestic capacity represented 5.6% of total capacity.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 55 destinations in 27 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 71 aircraft: 45 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G

CONTACT: Joseph Putaturo, Panama, Director-Investor Relations, +011-507-304-2677